Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixth Meeting of the Sixth Session of the Board of

Directors of China Life Insurance Company Limited

The sixth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 25, 2018 at the conference room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated October 11, 2018. Out of the Company’s twelve directors, nine directors attended the Meeting in person, including Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Liu Huimin and Su Hengxuan, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Yang Mingsheng, chairman and executive director of the Company, was on leave for other business and authorized in writing, Lin Dairen, executive director of the Company, to act on his behalf, cast the votes and preside over the Meeting for him. Yuan Changqing and Yin Zhaojun, non-executive directors of the Company, were on leave for other business and authorized in writing, respectively, Su Hengxuan and Liu Huimin, non-executive directors of the Company, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2018 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2018. For the details of the changes in accounting estimates for the third quarter of 2018, please refer to a separate announcement issued by the Company on the same date of this announcement.

Voting result: 12 for, 0 against, with no abstention

2.	Proposal on the 2018 Third Quarter Solvency Report of the Company

Commission File Number 001-31914

Voting result: 12 for, 0 against, with no abstention

3.	Proposal on Amending the Administrative Rules for Information Disclosure of the Company

Voting result: 12 for, 0 against, with no abstention

4.	Proposal on Amending the Internal Reporting Policy for Material Information of the Company

Voting result: 12 for, 0 against, with no abstention

5.	Proposal on Formulating the Interim Measures for Emergency Management on Unexpected Information Disclosure Incidents

Voting result: 12 for, 0 against, with no abstention

6.	Proposal on Nominating the Candidates for the Directors of China Life Asset Management Company Limited and Other Companies

Voting result: 12 for, 0 against, with no abstention

7.	Proposal on Three Insurance Products including China Life Xin Xiang Jin Sheng Annuity Insurance Product (Type A)

Voting result: 12 for, 0 against, with no abstention

8.	Proposal on Signing of the Framework Agreement for Daily Connected Transactions between China Life Asset Management Company Limited and Chongqing International Trust Inc.

Affiliated directors, including Yang Mingsheng, Lin Dairen, Yuan Changqing, Liu Huimin, Yin Zhaojun and Su Hengxuan, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 6 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 25, 2018